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For Release:      Immediately

Contact:          Ronald Remick, Senior Vice President and
                    Chief Financial Officer
                  Tel: (856) 256-3311  E-mail: remick@ktron.com

              K-TRON ANNOUNCES PRELIMINARY RESULTS OF TENDER OFFER

PITMAN, NEW JERSEY -- MARCH 20, 2000 -- K-Tron International, Inc. (NASDAQ -
KTII) today announced the preliminary results of its tender offer to purchase shares of its common stock which expired at 5:00 P.M., New York City time, on Friday, March 17, 2000.

Based on a preliminary count by American Stock Transfer & Trust Company, the depositary for the tender offer, 1,535,587 shares of K-Tron's common stock were validly tendered and not withdrawn prior to the expiration of the offer, 508,000 of which K-Tron expects to purchase at the offer price of $18 per share. K-Tron has been informed by the depositary that the preliminary proration factor for the offer was approximately 33.1 percent, but the final results of the proration may not be available for several days. The determination of the actual proration factor is subject to final confirmation of the proper delivery of all shares tendered and not withdrawn, including shares tendered pursuant to the guaranteed delivery procedure.

K-Tron commenced the tender offer for up to 450,000 shares of its common stock on February 16, 2000. Under applicable regulations of the Securities and Exchange Commission, K-Tron may also purchase pursuant to the tender offer an additional amount of its common shares not to exceed 2 percent of outstanding shares without amending or extending the offer, and it has elected to purchase 58,000 additional shares.

Payment for shares accepted in the tender offer and the return of shares not accepted for purchase will be made by American Stock Transfer & Trust Company promptly following its determination of the final results of the proration. Upon completion of its purchase of shares through the tender offer, K-Tron will have 2,420,155 shares of common stock outstanding, or approximately 17.3 percent fewer shares than were outstanding at the commencement of the offer.

The information agent for the offer was D. F. King & Co., Inc.

K-Tron International, Inc. and its subsidiaries design, produce, market and service gravimetric and volumetric feeders, pneumatic conveying systems and related equipment for processing bulk solids in a wide variety of manufacturing processes. K-Tron has manufacturing facilities in the United States, Switzerland and Canada, and its K-Tron Soder, Hasler and Hurricane brand equipment is sold throughout the world.